United States Securities and Exchange Commission
Washington D.C 20549
Mail Stop 3561
Attention: Larry Spirgel, Assistant Director

August 23, 2005

RE:	EVCI Career Colleges Holding Corp. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 23, 2005 Form 10-Q for fiscal Quarter Ended March 31, 2005 File No. 0-14827

Ladies and Gentlemen:

In accordance with the phone conference today with Christine Bashaw, Staff Accountant, this will confirm that EVCI’s future filings with the SEC will reflect the revisions referred to in items 1, 2 and 3 of my letter dated July 19, 2005 to the SEC and that, in the future, all interest and professional fees related acquisition purchase price adjustments or disputes will be expensed.

Sincerely yours, Joseph D. Alperin General Counsel

1 Van Der Donck Street, 2nd Floor, Yonkers, NY 10701 TEL (914) 623-0700 FAX (914) 964-8222
www.evcicareercolleges.com